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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)




                           The Recovery Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   75627A 10 2
               -------------------------------------------------
                                 (CUSIP Number)



                                Page 1 of 4 pages

CUSIP No.   75627A 10 2                    13G          Page  2    of  4  Pages
            -----------                                      -----    ----


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William D. Moses

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)     |_|
                                                                  (b)     |_|
    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  830,750
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                   0
                            7      SOLE DISPOSITIVE POWER

                                   830,750
                            8      SHARED DISPOSITIVE POWER

                                   0

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       830,750

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       10.7%

12     TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 4 pages

         Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

Item 4.           Ownership.  As of December 31, 1998:

                  (a)      Amount beneficially owned:

                           830,750 shares. Includes: (i) 387,356 shares of Common Stock, par value $.01 per share ("Common Stock"), held in trust for the benefit of Mr. Moses' child; (ii) 43,750 shares of Common Stock issuable upon exercise of warrants at $5.50 per share; and
                           (iii) 201,801 shares of Common Stock issuable upon exercise of stock options, of which 12,915 shares may be purchased at $5.00 per share, 159,722 shares may be purchased at $1.56 per share and 29,166 shares may be purchased at $1.63 per share. Pursuant to Rule 13d-3, under the Securities Exchange Act of 1934, as amended, the foregoing includes options that were exercisable on or within 60 days of December 31, 1998.

                           Does not include 31,944 shares of Common Stock issuable upon exercise of stock options exercisable at $1.56 per share. Mr. Moses may acquire 1,389 of such shares on March 4, 1999 and on the forth day of each month thereafter through January 4, 2000 and 1,386 of such shares on February 4, 2000.

                           Also does not include 20,834 shares of Common Stock issuable upon exercise of stock options exercisable at $1.63 per share. Mr. Moses may acquire 4,166 of such shares on March 28, 1999 and on the twenty-eighth day of each month thereafter through June 28, 1999 and 4,170 of such shares on July 28, 1999.

                  (b)      Percent of Class:

                           10.7%

                  (c)      Number of shares as to which such person has:

                           (i)  sole power to vote or direct the vote: 830,750

                           (ii) shared power to vote or direct the vote:

                                None

                           (iii) sole power to dispose or direct the disposition
                                 of:

                                    830,750

                           (iv)  shared   power  to   dispose   or  direct  the
                                 disposition of:

                                    None




                                Page 3 of 4 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                          February 16, 1999
                                                      --------------------------
                                                             Date


                                                      /s/ William D. Moses
                                                      --------------------------
                                                            Signature


                                                          William D. Moses
                                                      --------------------------
                                                              Name/Title


          Note. Six Copies of this statement, including all exhibits, should be filed with the Commission.

          Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                Page 4 of 4 pages